

June 17, 2011

<u>Via E-mail</u>
Mr. Bennett L. Nussbaum
Senior Vice President and Chief Financial Officer
Winn-Dixie Stores, Inc.
5050 Edgewood Court
Jacksonville, Florida 32254-3699

      Re: Winn-Dixie Stores, Inc.
              Form 10-K for the Year Ended June 30, 2010
              Filed August 30, 2010
              File No. 1-03657

Dear Mr. Nussbaum:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Jennifer Thompson

              Jennifer Thompson
              Accounting Branch Chief